Exhibit 3

FOR IMMEDIATE RELEASE	21 December, 2012

WPP PLC (“WPP”)

Wunderman acquires majority stake in digital marketing agency Crossmedia in Mexico

WPP announces that its wholly-owned operating company Wunderman, the world’s largest global digital and relationship marketing network, with revenues of approximately US $1 billion, has acquired a majority stake in CM Interactive S.A. (“Crossmedia”), a leading digital marketing agency based in Mexico.

Founded in 2004, Crossmedia is headquartered in Mexico City and provides consulting, digital marketing, creative and media buying services to their clients.

Crossmedia employs 86 people and key clients include Banamex, Bimbo, PayPal and Cerveceria Cuauhtemoc.

Crossmedia’s unaudited revenues for the year ended 31 December 2011 were over US $5 million with gross assets of over US $5 million at the same date.

This acquisition continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its strategic networks throughout Latin America. WPP regards this decade very much as the decade of Latin America. The Group collectively, including associates, has revenues of US $1.5 billion and employs 15,000 people in the region. Mexico is WPP’s second largest market in the region with revenues, including associates, of approximately US $200 million and approximately 3,000 people employed.

Contact: Feona McEwan, WPP www.wpp.com	+44-20 7408 2204